================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 for the plan year ended December 31, 1997

                                       or

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________ to ____________

                        Commission File Number: 0-15196

                THE CENTRIS GROUP, INC. EMPLOYEES' SAVINGS PLAN

                       650 Town Center Drive, Suite 1600

                          Costa Mesa, California 92626

              (Full title of the Plan and the address of the Plan)


                            THE CENTRIS GROUP, INC.

                       650 Town Center Drive, Suite 1600

                         Costa Mesa, California 92626

 (Name of issuer of the securities held pursuant to the Plan and address of its principal executive offices)



   This document consists of 17 pages, the first of which is this cover page.

                An Index may be found on page 4 of this report.

================================================================================

                              REQUIRED INFORMATION


Financial Statements
--------------------

1.  Not Applicable

2.  Not Applicable

3.  Not Applicable

4. Pursuant to the requirements of Section 15(d) of the Securities Exchange Act, The Centris Group, Inc. Employees' Savings Plan (the "Plan") hereby files with the Commission the following audited financial statements and schedules:


    .  Independent Auditors' Report dated June 19, 1998

    . Statements of Net Assets Available for Plan Benefits with fund information as of December 31, 1997 and 1996

    .  Statements of Changes in Net Assets Available For Plan
       Benefits with fund information for the years ended
       December 31, 1997 and 1996

    .  Notes to Financial Statements

    .  Schedules to Financial Statements

       Schedule 1 Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997 (also see Note 4 of Notes to Financial Statements)

       Schedule 2 Line 27d - Schedule of Transactions or Series of Transactions in Excess of 5% of Plan Assets as of the Beginning of the Plan Year for the year ended December 31, 1997


    Since the Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the financial statements and schedules included in this Form 11-K for the fiscal year ended December 31, 1997 have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
--------

  23.1 Consent of KPMG Peat Marwick LLP

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan's Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                THE CENTRIS GROUP, INC.

                                EMPLOYEES' SAVINGS PLAN



Date:  June 22, 1998      By: /s/ CHARLES CAPORALE
                             ------------------------------------
                                  CHARLES CAPORALE
                             Chairman of Administrative Committee



Date:  June 22, 1998      By: /s/ PATRICIA BOISSERANC
                             ------------------------------------
                                  PATRICIA BOISSERANC
                             Member of Administrative Committee



Date:  June 22, 1998      By: /s/ LORRAINE G. SCHAEFER
                             -------------------------------------
                                  LORRAINE G. SCHAEFER
                             Member of Administrative Committee

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                                     Index
                                     -----

Financial Statements                                                      Page
--------------------                                                      ----
Independent Auditors' Report dated June 19, 1998                            5

Statements of Net Assets Available for Plan Benefits with Fund
 Information as of December 31, 1997 and 1996                               6

Statements of Changes in Net Assets Available for Plan Benefits with
 Fund Information for the years ended December 31, 1997 and 1996            8

Notes to Financial Statements                                              10

Schedules
---------

Line 27a -- Schedule of Assets Held for Investment Purposes
 as of December 31, 1997                                                   15

Line 27d -- Schedule of Reportable Transactions for the year
 ended December 31, 1997                                                   16


Exhibit
-------

Consent of KPMG Peat Marwick LLP dated June 19, 1998

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Centris Group, Inc.:


We have audited the accompanying statements of net assets available for plan benefits with fund information of The Centris Group, Inc. Employees' Savings Plan (the Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of The Centris Group, Inc. Employees' Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/  KPMG Peat Marwick LLP

June 19, 1998

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1997

                                                   Putnam                                         Putnam
                                                    Asset         Putnam          Putnam           Asset        Putnam
                                                Allocation -   International        New        Allocation -   Diversified
                                                   Growth         Growth       Opportunities   Conservative     Income
                  Assets                          Portfolio        Fund            Fund          Portfolio       Trust
                                                ------------   -------------   -------------   ------------   -----------
Investments, at fair value:
    Putnam Asset Allocation - Growth Portfolio     $780,149           --               --            --             --
    Putnam International Growth Fund                    --        437,313              --            --             --
    Putnam New Opportunities Fund                       --            --         1,007,125           --             --
    Putnam Asset Allocation - Conservative
       Portfolio                                        --            --               --         62,347            --
    Putnam Diversified Income Trust                     --            --               --            --         464,468
    The Centris Group, Inc. Common Stock                --            --               --            --             --
    Putnam Voyager Fund                                 --            --               --            --             --
    Participant Loan Fund                               --            --               --            --             --
                                                   --------       -------        ---------        ------        -------
                                                    780,149       437,313        1,007,125        62,347        464,468
                                                   --------       -------        ---------        ------        -------

Investments, at contract value - Putnam
    Stable Value Fund                                   --            --               --            --             --
                                                   --------       -------        ---------        ------        -------
                                                        --            --               --            --             --
                                                   --------       -------        ---------        ------        -------

                Total investments                   780,149       437,313        1,007,125        62,347        464,468
                                                   --------       -------        ---------        ------        -------

Receivables:
    Employer's contributions                            --            --               --            --             --
    Participants' contributions                         --            --               --            --             --
                                                   --------       -------        ---------        ------        -------

                Total receivables                       --            --               --            --             --
                                                   --------       -------        ---------        ------        -------

                Total assets                        780,149       437,313        1,007,125        62,347        464,468

Liabilities:
    Accounts payable                                    --            --               --            --             --
                                                   --------       -------        ---------        ------        -------

Net assets available for plan benefits             $780,149       437,313        1,007,125        62,347        464,468
                                                   ========       =======        =========        ======        =======

                                                The Centris    Putnam      Putnam     Participant
                                                Group, Inc.    Voyager     Stable        Loan
                  Assets                        Common Stock    Fund     Value Fund      Fund         Total
                                                ------------   -------   ----------   -----------   ---------
Investments, at fair value:
    Putnam Asset Allocation - Growth Portfolio          --         --           --          --        780,149
    Putnam International Growth Fund                    --         --           --          --        437,313
    Putnam New Opportunities Fund                       --         --           --          --      1,007,125
    Putnam Asset Allocation - Conservative              --         --           --          --         62,347
       Portfolio
    Putnam Diversified Income Trust                     --         --           --          --        464,468
    The Centris Group, Inc. Common Stock          1,241,004        --           --          --      1,241,004
    Putnam Voyager Fund                                 --     880,840          --          --        880,840
    Participant Loan Fund                               --         --           --      244,624       244,624
                                                  ---------    -------    ---------     -------     ---------
                                                  1,241,004    880,840          --      244,624     5,117,870
                                                  ---------    -------    ---------     -------     ---------

Investments, at contract value - Putnam
    Stable Value Fund                                   --         --     1,144,054         --      1,144,054
                                                  ---------    -------    ---------     -------     ---------
                                                        --         --     1,144,054         --      1,144,054
                                                  ---------    -------    ---------     -------     ---------

                Total investments                 1,241,004    880,840    1,144,054     244,624     6,261,924
                                                  ---------    -------    ---------     -------     ---------

Receivables:
    Employer's contributions                            --         --           --          --            --
    Participants' contributions                         --         --           --          --            --
                                                  ---------    -------    ---------     -------     ---------

                Total receivables                       --         --           --          --            --
                                                  ---------    -------    ---------     -------     ---------

                Total assets                      1,241,004    880,840    1,144,054     244,624     6,261,924

Liabilities:
    Accounts payable                                    --         --           --          --            --
                                                  ---------    -------    ---------     -------     ---------

Net assets available for plan benefits            1,241,004    880,840    1,144,054     244,624     6,261,924
                                                  =========    =======    =========     =======     =========

See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1996

                                                                     New England
                                                                     Mutual Life
                                                     The Centris     Guaranteed                     Putnam
                                                     Group, Inc.     Investment    Participant     Transfer
                                                     Common Stock     Contract      Loan Fund       Account       Total
                                                    --------------   -----------   -----------    ----------   -----------
Assets:
    Investments, at fair value:
       The Centris Group, Inc. Common Stock         $    1,323,085           --            --            --      1,323,085
       Participant notes receivable                            --            --        212,699           --        212,699
       Putnam transfer account                                 --            --            --      3,040,958     3,040,958
                                                    --------------   -----------   -----------    ----------   -----------
                                                         1,323,085           --        212,699     3,040,958     4,576,742
                                                    --------------   -----------   -----------    ----------   -----------
    Investments, at contract value:
       Guaranteed Investment Contract - New England            --            --            --            --            --
       Mutual Life Insurance Co. Group Annuity                 --            --            --            --            --
       Policy 5001, latest maturity March 10, 1997             --        171,249           --            --        171,249
                                                    --------------   -----------   -----------    ----------   -----------
                                                               --        171,249           --            --        171,249
                                                    --------------   -----------   -----------    ----------   -----------
                Total investments                        1,323,085       171,249       212,699     3,040,958     4,747,991
                                                    --------------   -----------   -----------    ----------   -----------
Receivables:
    Employer's contribution                                    --            --            --            --            --
    Participants' contributions                                --            --            --            --            --
                                                    --------------   -----------   -----------    ----------   -----------
                Total receivables                              --            --            --            --            --
                                                    --------------   -----------   -----------    ----------   -----------
                Total assets                             1,323,085       171,249       212,699     3,040,958     4,747,991

Liabilities:
    Accounts payable                                           --            --            --            --            --
                                                    --------------   -----------   -----------    ----------   -----------
Net assets available for plan benefits              $    1,323,085       171,249       212,699     3,040,958     4,747,991
                                                    ==============   ===========   ===========    ==========   ===========

See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

            Statement of Changes in Net Assets Available for Plan
                        Benefits with Fund Information
                         Year ended December 31, 1997

                                               New England                  Putnam                                       Putnam
                                               Mutual Life                  Asset         Putnam          Putnam         Asset
                                               Guaranteed      Putnam     Allocation-- International       New         Allocation--
                                               Investment     Transfer      Growth        Growth      Opportunities    Conservative
                                                Contract      Account      Portfolio       Fund           Fund          Portfolio
                                              ------------  ------------  -----------  -------------  -------------   -------------
Additions to net assets attributed to:
  Investment income:
    Interest                                   $       --            --           --             --             --              --
    Dividends - mutual funds                           --            --        55,719         23,439         21,285           3,482
    Dividends - common stock                           --            --           --             --             --              --
    Net appreciation (depreciation) of fair
      value of investments                             --            --        63,620         38,099        156,652            (438)
                                               -----------   -----------  -----------  -------------  -------------   -------------
                                                       --            --       119,339         61,538        177,937           3,044
                                               -----------   -----------  -----------  -------------  -------------   -------------
  Contributions:
    Employer - Company match                           --            --        62,123         29,563         87,958           8,626
    Employees                                          --            --        91,661         39,493        161,394          31,626
                                               -----------   -----------  -----------  -------------  -------------   -------------
                                                       --            --       153,784         69,056        249,352          40,252
                                               -----------   -----------  -----------  -------------  -------------   -------------
  Interfund transfers                             (171,249)          --       (32,175)        12,363          4,037          19,634

  Transfer from Dreyfus                                --     (3,040,958)     598,219        308,505        599,264             --
                                               -----------   -----------  -----------  -------------  -------------   -------------
    Total additions (deletions)                   (171,249)   (3,040,958)     839,167        451,462      1,030,590          62,930
                                               -----------   -----------  -----------  -------------  -------------   -------------
Deductions from net assets attributed to:
  Benefits paid to participants                        --            --       (59,010)       (14,148)       (23,460)           (583)
  Loan fees                                            --            --            (8)            (1)            (5)            --
                                               -----------   -----------  -----------  -------------  -------------   -------------
    Total deductions                                   --            --       (59,018)       (14,149)       (23,465)           (583)
                                               -----------   -----------  -----------  -------------  -------------   -------------
    Net increase (decrease)                       (171,249)   (3,040,958)     780,149        437,313      1,007,125          62,347

Net assets available for plan benefits:
  Beginning of year                                171,249     3,040,958          --             --             --              --
                                               -----------   -----------  -----------  -------------  -------------   -------------
  End of year                                  $       --            --       780,149        437,313      1,007,125          62,347
                                               ===========   ===========  ===========  =============  =============   =============
                                                 Putnam
                                               Diversified    The Centris    Putnam       Putnam
                                                 Income       Group, Inc.   Voyager       Stable       Participant
                                                  Trust      Common Stock    Fund       Value Fund      Loan Fund         Total
                                               -----------   ------------ -----------  -------------  -------------   -------------
Additions to net assets attributed to:
  Investment income:
    Interest                                           --            --           --          62,805        16,939           79,744
    Dividends - mutual funds                        28,436           --        52,284            --            --           184,645
    Dividends - common stock                           --         15,099          --             --            --            15,099
    Net appreciation (depreciation) of fair
      value of investments                           6,250       176,049      109,725            --            --           549,957
                                               -----------   -----------  -----------  -------------  ------------    -------------
                                                    34,686       191,148      162,009         62,805        16,939          829,445
                                               -----------   -----------  -----------  -------------  ------------    -------------
  Contributions:
    Employer - Company match                        34,570        50,130       92,124         49,911           --           415,005
    Employees                                       44,167        70,902      147,082         91,690           --           678,015
                                               -----------   -----------  -----------  -------------  ------------    -------------
                                                    78,737       121,032      239,206        141,601           --         1,093,020
                                               -----------   -----------  -----------  -------------  ------------    -------------
  Interfund transfers                              (19,276)     (159,726)     105,931        212,120        28,341              --

  Transfer from Dreyfus                            378,420           --       403,327        753,223           --               --
                                               -----------   -----------  -----------  -------------  ------------    -------------
    Total additions (deletions)                    472,567       152,454      910,473      1,169,749        45,280        1,922,465
                                               -----------   -----------  -----------  -------------  ------------    -------------

Deductions from net assets attributed to:
  Benefits paid to participants                     (8,099)     (234,528)     (29,632)       (25,687)      (13,355)        (408,502)
  Loan fees                                            --             (7)          (1)            (8)          --               (30)
                                               -----------   -----------  -----------  -------------  ------------    -------------
    Total deductions                                (8,099)     (234,535)     (29,633)       (25,695)      (13,355)        (408,532)
                                               -----------   -----------  -----------  -------------  ------------    -------------
    Net increase (decrease)                        464,468       (82,081)     880,840      1,144,054        31,925        1,513,933

Net assets available for plan benefits:
  Beginning of year                                    --      1,323,085          --             --        212,699        4,747,991
                                               -----------   -----------  -----------  -------------  ------------    -------------
  End of year                                      464,468     1,241,004      880,840      1,144,054       244,624        6,261,924
                                               ===========   ===========  ===========  =============  ============    =============

See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

            Statement of Changes in Net Assets Available for Plan
                        Benefits with Fund Information
                         Year ended December 31, 1996

                                               Dreyfus         Dreyfus                                                  The Centris
                                              Growth and    International                    Dreyfus       Dreyfus      Group, Inc.
                                                Income         Equity       Dreyfus New       Fund         A Bonds         Common
                                               Fund, Inc.    Fund, Inc.     Leaders Fund      Inc.        Plus, Inc.       Stock
                                              ------------  --------------  ------------  ------------  -------------  -------------
Additions to net assets attributed to:
  Investment income:
    Interest                                   $       --            --           --             --             --              --
    Dividends - mutual funds                        85,980        16,049       41,330         40,781         21,101             --
    Dividends - common stock                           --            --           --             --             --           21,468
    Net appreciation (depreciation) of fair
      value of investments                         (17,986)        5,992       36,260          4,616         (9,438)       (217,014)
                                               -----------   -----------  -----------  -------------  -------------   -------------
                                                    67,994        22,041       77,590         45,397         11,663        (195,546)
                                               -----------   -----------  -----------  -------------  -------------   -------------

  Contributions:
    Employer - Company match                        59,763        35,495       55,960         36,042         47,371          56,613
    Employees                                       89,879        51,708       83,393         50,493         65,883          76,567
                                               -----------   -----------  -----------  -------------  -------------   -------------
                                                   149,642        87,203      139,353         86,535        113,254         133,180
                                               -----------   -----------  -----------  -------------  -------------   -------------

  Interfund transfers                               29,620       (13,734)      41,874         48,474          5,930        (164,476)
                                               -----------   -----------  -----------  -------------  -------------   -------------
    Total additions                                247,256        95,510      258,817        180,406        130,847        (226,842)
                                               -----------   -----------  -----------  -------------  -------------   -------------

Deductions from net assets attributed to:
  Benefits paid to participants                    (82,329)      (48,556)     (40,106)       (32,222)       (27,395)       (388,181)
  Loan fees                                           (556)         (304)        (452)          (226)          (434)            534
                                               -----------   -----------  -----------  -------------  -------------   -------------
    Total deductions                               (82,885)      (48,860)     (40,558)       (32,448)       (27,829)       (387,647)
                                               -----------   -----------  -----------  -------------  -------------   -------------
    Net increase (decrease)                        164,371        46,650      218,259        147,958        103,018        (614,489)

Net assets available for plan benefits:
  Beginning of year                                433,848       261,855      381,005        255,369        275,402       1,937,574
                                               -----------   -----------  -----------  -------------  -------------   -------------
  End of year, before transfer to Putnam           598,219       308,505      599,264        403,327        378,420       1,323,085
  Transfer to Putnam on December 31, 1996         (598,219)     (308,505)    (599,264)      (403,327)      (378,420)            --
                                               -----------   -----------  -----------  -------------  -------------   -------------
  End of year                                 $        --            --           --             --             --        1,323,085
                                               ===========   ===========  ===========  =============  =============   =============


                                               New England
                                               Mutual Life      Dreyfus
                                               Guaranteed       Stable                    Putnam
                                                Investment      Value     Participant    Transfer
                                                Contract        Fund       Loan Fund      Account        Total
                                               -----------   -----------  -----------  -------------  -------------
Additions to net assets attributed to:
  Investment income:
    Interest                                         8,926        38,712      18,028             --          65,666
    Dividends - mutual funds                           --            --          --              --         205,241
    Dividends - common stock                           --            --          --              --          21,468
    Net appreciation (depreciation) of fair
      value of investments                             --            --          --              --        (197,570)
                                               -----------    ----------   ---------   -------------   ------------
                                                     8,926        38,712      18,028             --          94,805
                                               -----------    ----------   ---------   -------------   ------------

  Contributions:
    Employer - Company match                           --         54,559         --              --         345,803
    Employees                                          --         92,365         --              --         510,288
                                               -----------    ----------   ---------   -------------   ------------
                                                       --        146,924         --              --         856,091
                                               -----------    ----------   ---------   -------------   ------------

  Interfund transfers                             (122,370)      168,004       6,678             --             --
                                               -----------    ----------   ---------   -------------   ------------

    Total additions                               (113,444)      353,640      24,706             --         950,896
                                               -----------    ----------   ---------   -------------   ------------

Deductions from net assets attributed to:
  Benefits paid to participants                    (22,778)      (79,760)    (13,507)            --        (734,834)
  Loan fees                                           (102)         (531)        --              --          (2,071)
                                               -----------    ----------   ---------   -------------   ------------
    Total deductions                               (22,880)      (80,291)    (13,507)            --        (736,905)
                                               -----------    ----------   ---------   -------------   ------------

    Net increase (decrease)                       (136,324)      273,349      11,199             --         213,991


Net assets available for plan benefits:
  Beginning of year                                307,573       479,874     201,500             --       4,534,000
                                               -----------    ----------   ---------   -------------   ------------
  End of year, before transfer to Putnam           171,249       753,223     212,699             --       4,747,991
  Transfer to Putnam on December 31, 1996              --       (753,223)        --        3,040,958            --
                                               -----------    ----------   ---------   -------------   ------------

  End of year                                 $    171,249           --      212,699       3,040,958      4,747,991
                                               ===========    ==========   =========   =============   ============


See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996

(1)  Description of Plan

     General

     The Centris Group, Inc. Employees' Savings Plan (the Plan) is a defined contribution, contributory 401(k) plan sponsored by The Centris Group, Inc. (the Company), which became effective January 1, 1989 and was amended as of December 31, 1997. From January 1, 1994 to December 31, 1996, the administrative functions for the Plan were performed by Dreyfus Group Retirement Plans, whose affiliate, Dreyfus Trust Company, acted as Trustee of the Plan. As of January 1, 1997, Putnam Fiduciary Trust Company replaced The Dreyfus Trust Company as Trustee of the Plan and also assumed the administrative functions. On December 31, 1996, all plan investments in Dreyfus funds were liquidated and transferred to funds managed by Putnam Investments. Since plan inception, three employees of the Company have functioned as the Plan's administrative committee.

     In 1997, all employees were eligible to participate in the Plan on the first day of the calendar quarter following completion of one year of service as an employee with the Company and attainment of age 21. On December 31, 1997, the time of service requirement to participate in the Plan was changed from one year of service to three months of service. After becoming eligible, employees may participate until retirement, disability or termination from the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. Participants should refer to the Plan Document for a more complete description of the Plan.

     Trust Fund

     The Trustee exercises discretionary authority in transactions involving purchases and sales within the various funds.

     Contributions and Forfeitures

     Participants in the Plan are permitted to invest contributions in one or a combination of seven funds, in addition to The Centris Group, Inc. Common Stock fund. Participants can contribute up to 15% of their annual compensation on a pre-tax basis, subject to Federal limitations, which were $9,500 in 1997 and 1996. The Company matches 100% of participant contributions, to a maximum of 6% of annual compensation. Participants select the fund in which matching contributions are invested.

     Forfeitures are used to reduce the actual matching contribution of the Company and amounted to $40,717 and $59,674 in 1997 and 1996, respectively.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                   Notes to Financial Statements, Continued


    Participant Accounts

    Each participant's account is credited with the participant's contribution and an allocation of the Company's matching contribution and Plan earnings. Earnings are allocated to participants based upon the proportion of the participant's account balance to the total account balance for each fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    Vesting

    Employee contributions to the Plan and earnings thereon are fully vested when contributed or earned. Employer contributions to the participants' accounts vest ratably over a five-year period after two years of service.

    Payment of Benefits

    On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to 100% of the value of the participant's interest in his or her account, or annual installments over a period not to exceed the life expectancy of the participant or designated beneficiary. If the value of the participant's interest in his or her account at the date of termination is not over $3,500, and was never over $3,500 at the date of any prior distribution, a single lump-sum payment is made.

    Participant Loans Receivable

    Participants may borrow from a minimum of $1,000 up to a maximum of the lesser of $50,000 reduced by the highest unpaid loan balance during the preceding 12 months, or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
    (to) the Participant Loan Fund. Loan terms range from 1 to a maximum of 5 years and are payable in full in the event of termination. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrators. Interest rates on existing loans range from 9.25% to 10.0%. Principal and interest are paid ratably through payroll deductions.

(2) Summary of Significant Accounting Policies

    The financial statements of the Plan are prepared under the accrual method of accounting.

    The Plan's investments are stated at the estimated fair market value except for insurance company investment contracts, which are stated at contract value. The estimated fair value of these investments is determined from quoted market prices. Participant loans are stated at their outstanding principle balance, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported under the average-cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                   Notes to Financial Statements, Continued


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the amounts allocable to the accounts of all participants become 100% vested and nonforfeitable, without regard to the years of service of the participants.

(4)  Plan Investments

     Descriptions of the investment funds currently available under the Plan, including The Centris Group, Inc. Common Stock, are as follows:

     . Putnam Asset Allocation - Growth Portfolio - This fund seeks capital appreciation by allocating its investments between equity and fixed income class securities.

     . Putnam International Growth Fund - This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

     . Putnam New Opportunities Fund - This fund seeks capital appreciation by investing principally in common stocks of companies in sectors of the economy which the fund's investment manager believes possess above-average, long-term growth potential.

     . Putnam Asset Allocation - Conservative Portfolio - This fund seeks total return consistent with preservation of capital by allocating its investments between fixed income and equity class securities.

     . Putnam Diversified Income Trust - This fund seeks high current income consistent with preservation of capital by allocating investments among three sectors of the fixed income securities markets: U.S. Government, High Yield and International.

     . The Centris Group, Inc. Common Stock - This fund is comprised of shares of common stock of The Centris Group, Inc. and money market instruments. The objective of this fund is long-term capital growth .

     . Putnam Voyager Fund - This fund seeks capital appreciation by investing primarily in common stocks of companies that the fund's investment manager believes have potential for capital appreciation which is significantly greater than that of the market averages.

     . Putnam Stable Value Fund - This fund seeks to preserve principal and achieve high current income through a diversified portfolio of high-quality investment contracts.

     All interest and dividends received from each investment fund are automatically reinvested in their respective investment fund.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                   Notes to Financial Statements, Continued


   At December 31, 1997, all funds, with the exception of the Putnam Asset Allocation Conservative Portfolio and the Participant Loan Fund, had investment balances that represented greater than 5% of net assets available for Plan benefits. At December 31, 1996, The Centris Group, Inc. Common Stock represented greater than 5% of net assets available for plan benefits. The Putnam Transfer Account represented cash in transit to the Putnam Fiduciary Trust Company at December 31, 1996.

   The number of employees participating in the respective funds at December 31, 1997 and 1996 were as follows:

        1997:
          Putnam Asset Allocation - Growth Portfolio                    93
          Putnam International Growth Fund                              60
          Putnam New Opportunities Fund                                120
          Putnam Asset Allocation - Conservative Portfolio              16
          Putnam Diversified Income Trust                               55
          The Centris Group, Inc. Common Stock                          46
          Participant Loan Fund                                         39
          Putnam Voyager Fund                                          113
          Putnam Stable Value Fund                                      82
                                                                     =====

        1996:
          Dreyfus Growth and Income Fund                                86
          Dreyfus International Equity Fund                             60
          Dreyfus New Leaders Fund                                      73
          The Dreyfus Fund, Inc.                                        56
          Dreyfus A Bond Plus                                           59
          The Centris Group, Inc. Common Stock                          61
          Participant Loan Fund                                         35
          Guaranteed Investment Contract                                89
          Dreyfus Stable Value Fund                                     62
                                                                     =====

(5)  Commitments and Reconciliation to Form 5500

     Net assets available for Plan benefits include $419,970 and $331,357 at December 31, 1997 and 1996, respectively, allocated to the accounts of persons who are no longer employees of the Company but have not yet received distribution of their account balances. These persons participate in the earnings of the Plan but not in contributions. Such amounts are shown as liabilities of the Plan in Form 5500, Annual Return/Report of Employee Benefit Plan, filed with the Department of Labor.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                   Notes to Financial Statements, Continued


(6)  Federal Income Taxes

     The Plan qualifies under the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan is a standardized prototype plan that can rely on the prototype's favorable determination letter from the Internal Revenue Service, and the Company believes that the Plan continues to qualify and operate as designed.

(7)  Administration Costs

     Administration costs of the Plan were approximately $3,711 and $10,815 for the years ended December 31, 1997 and 1996, respectively, and were paid directly by the Company.

                                   Schedule 1

                            THE CENTRIS GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                                            Number of shares,
                                                                 units or                                 Current
              Description of investments                    principal amount                Cost           value
------------------------------------------------------     -------------------          -----------     ------------
* Putnam Asset Allocation - Growth Portfolio
  Annual effective return of 18.43% in 1997                             63,272           $  723,912          780,149

* Putnam International Growth Fund
  Annual effective return of 17.78% in 1997                             26,234              404,483          437,313

* Putnam New Opportunities Fund
  Annual effective return of 22.52% in 1997                             20,701              858,469        1,007,125

* Putnam Asset Allocation - Conservative Portfolio
  Annual effective return of 11.81% in 1997                              6,253               62,662           62,347

* Putnam Diversified Income Trust
  Annual effective return of 8.14% in 1997                              36,921              457,396          464,468

* The Centris Group, Inc. Common Stock, effective
  return: 14.97% in 1997, consisting of:   The Centris
  Group, Inc. common stock                                              55,619              851,953        1,241,004

* Putnam Voyager Fund
  Annual effective return of 25.98% in 1997                             46,238              777,765          880,840

* Putnam Stable Value Fund
  Annual effective return of 5.9% in 1997                            1,144,054            1,144,054        1,144,054

* Participant Loan Fund
  Loans outstanding at year-end, interest rate ranging
  from 9.25% to 10.00%                                                     --                   --           244,624
                                                           ===================           ==========     ------------

      Total investments                                                                                   $6,261,924
                                                                                                        ============

* Party in interest.


See accompanying independent auditors' report

                                  Schedule 2

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997

                                                                                     Expenses               Current value
                                           Description                               incurred                of asset on
   Indentity of        Description         (number) of       Purchase     Selling      with                  transaction   Net gain
  party involved        of asset           transactions       price        price    transaction     Cost        date        (loss)
------------------  -------------------   ---------------  -----------    -------   -----------    -------  -------------  --------
* Putnam Invest-    Putnam Asset          Purchases (46)   $   851,900         --            --    851,900        851,900        --
  ments Retirement  Allocation - Growth   Sales (43)                --    135,342            --    127,989        135,342     7,353
  Plans             Portfolio

* Putnam Invest-    Putnam Inter-         Purchases (38)       459,627         --            --    459,627        459,627        --
  ments Retirement  national Growth       Sales (30)                --     60,396            --     55,144         60,396     5,252
  Plans             Fund

* Putnam Invest-    Putnam New            Purchases (46)       958,953         --            --    958,953        958,953        --
  ments Retirement  Opportunities         Sales (42)                --    108,445            --    100,482        108,445     7,963
  Plans             Fund

* Putnam Invest-    Putnam Diversified    Purchases (46)       507,474         --            --    507,474        507,474        --
  ments Retirement  Income Trust          Sales (21)                --     49,235            --     50,077         49,235      (842)
  Plans

* The Centris       The Centris Group,     Purchases (41)      169,372         --            --    169,372        169,372        --
  Group, Inc.       Inc. Common Stock      Sales (37)               --    427,461            --    299,625        427,461   127,836

* Putnam Invest-    Putnam Voyager         Purchases (45)      840,865         --            --    840,865        840,865        --
  ments Retirement  Fund                   Sales (34)               --     69,725            --     63,099         69,725     6,626
  Plans

* Putnam Invest-    Putnam Stable          Purchases (82)    1,249,032         --            --  1,249,032      1,249,032        --
  ments Retirement  Value Fund             Sales (26)               --    101,441            --    101,441        101,441        --
  Plans                                                    ===========    =======    ==========  =========  =============   =======

* Party in interest.

See accompanying independent auditors' report.